Exhibit 99.1
E-House Reports Third Fiscal Quarter 2007 Results
Revenues Grew 293% Year-Over-Year;
Net Income Grew 1,403% Year-Over-Year
SHANGHAI, China, November 15, 2007 — E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2007. Subject to resolution of the accounting issue discussed below, the Company reports:
♦	Total revenues were $30.6 million for the third quarter of 2007, an increase of 293% from $7.8 million for the same quarter in 2006. For the first nine months of 2007, total revenues were $70.7 million, an increase of 229% from $21.5 million for the same period in 2006.

♦	Net income for the third quarter of 2007 was $8.5 million, a substantial increase from $0.6 million for the same quarter in 2006. For the first nine months of 2007, net income was $19.3 million, a substantial increase from $1.1 million for the same period in 2006.

♦	Diluted earnings per ADS were $0.11 for the third quarter of 2007 and $0.26 for the first nine months of 2007.
“We are pleased to have achieved strong growth for our third quarter and the first nine months of 2007 as we continued to benefit from China’s rapidly growing real estate industry,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “We will continue to aggressively promote E-House’s brand and capabilities in order to win more primary agency contracts and pursue strategic partnerships with leading developers in China.”
Mr. Zhou added, “We have also begun an initiative to market our CRIC system to up to 10,000 developers and other real estate related companies across China and establish a subscription-based membership system. With our expanding database, we’re optimistic that CRIC will continue to grow in popularity in China’s real estate industry, further help to enhance the E-House brand and become an increasingly important source of our revenues.”
Mr. Li-Lan Cheng, E-House’s chief financial officer added, “Our strong financial results for the third quarter of 2007 were driven by solid execution across our business lines. In addition to solid growth in our primary real estate agency business, our secondary real estate brokerage business showed major improvement in operating results in the third quarter. Looking forward, we are confident about a strong performance for the remainder of 2007.”
Financial Results for Third Quarter and First Nine Months of 2007
Revenue
Total revenues were $30.6 million for the third quarter of 2007, an increase of 293% from $7.8 million for the same quarter in 2006. For the first nine months of 2007, total revenues were $70.7 million, an increase of 229% from $21.5 million for the same period in 2006.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $25.7 million for the third quarter of 2007, an increase of 367% from $5.5 million for the same period in 2006. For the first nine months of 2007, revenues from primary real estate agency services were $59.0 million, an increase of 317% from $14.2 million for the same period in 2006. This increase was mainly due to the further expansion of primary real estate agency operations, which resulted in a significant increase in the gross floor area (“GFA”) of new properties sold. (See “Selected Operating Data” below for details.) The average commission rate was 2.3% in the first nine months of 2007, compared to 1.5% in the same period of 2006 mainly due to higher commission revenues earned upon exceeding sales targets for a number of projects.
Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $3.3 million for the third quarter in 2007, an increase of 209% from $1.1 million for the same period in 2006. For the first nine months of 2007, revenues from secondary real estate brokerage services were $7.4 million, an increase of 195% from $2.5 million for the same period in 2006. This growth was primarily attributable to the expansion of secondary real estate brokerage services since the first nine months of 2006. As of September 30, 2007, E-House had a total of 144 secondary real estate brokerage stores in five cities in China.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $1.7 million for the third quarter in 2007, an increase of 35% from $1.2 million for the same period in 2006. For the first nine months of 2007, revenues from real estate consulting and information services were $4.3 million, a decrease of 11% from $4.8 million for the same period in 2006, which was primarily due to one major consulting project that was completed in the second quarter in 2006. The Company expects its consulting revenue to increase substantially in the fourth quarter of 2007 as a result of completing one or more major consulting projects.
Cost of Revenues
Cost of revenues was $8.4 million for the third quarter in 2007, an increase of 300% from $2.1 million for the same period in 2006. For the first nine months of 2007, cost of revenues was $15.3 million, an increase of 167% from $5.7 million for the same period in 2006. This was primarily due to an increase in commissions paid to the Company’s sales staff as a result of a higher transaction value for new properties sold, and an increase in project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $11.7 million for the third quarter of 2007, an increase of 136% from $4.9 million for the same period in 2006. For the first nine months of 2007, selling, general and administrative expenses were $29.2 million, an increase of 104% from $14.3 million for the same period in 2006. This was primarily due to an increase in staff salaries and bonuses as a result of hiring additional managerial employees and employees for secondary real estate brokerage services. The increase was also due to higher operating expenses for the secondary brokerage services as a result of an increase in the number of stores.
Net Income
Net income was $8.5 million for the third quarter in 2007, a substantial increase from $0.6 million for the same period in 2006. For the first nine months of 2007, net income was $19.3 million, a substantial increase from $1.1 million for the same period in 2006.
Cash Flow
As of September 30, 2007, the Company had a cash balance of $178.9 million. Net cash outflow from operating activities was $6.7 million in the third quarter of 2007, compared to an outflow of $1.7 million in the first quarter of 2007 and an inflow of $0.5 million in the second quarter of 2007. The increase in the use of cash from operating activities was mainly due to increase in payments of customer deposit as part of the Company’s drive to build up its project pipeline.

Business Outlook
The Company estimates that its revenues for the fourth quarter of 2007 will range from $46 million to $49 million, representing an increase of 33% to 42% from the same period in 2006. For the full year 2007, the Company estimates that its revenues will range from $117 million to $120 million, representing an increase of 109% to 114% from 2006.
Accounting Treatment under FIN46(R)
The Company is currently reviewing the accounting treatment relating to two entities involved in a primary real estate agency contract. Under the contract, in August and October 2006, the Company paid a total of RMB20 million ($2.6 million) to a developer client of the Company as a customer deposit. As collateral to ensure repayment of the deposit, the Company and the majority owner of the developer client agreed to cause a temporary transfer of a 95% equity interest in the developer client from its majority owner to an affiliate of the Company. As of September 30, 2007, the deposit had been repaid in full and the 95% equity interest in the developer client had been legally returned to its original owner pursuant to the terms of the contract. For the three months ended September 30, 2007, the Company generated revenues in the amount of $2.8 million for providing primary real estate agency services to this developer client. The Company did not have any revenues from this developer client prior to the third quarter of 2007.
The accounting issue under review due to the above events is whether the developer client was a variable interest entity of the Company under FIN 46(R) “Consolidation of Variable Interest Entities, an Interpretation of ARB 51” and, if so, whether the Company should have consolidated the developer client’s financial statements with the Company’s financial statements for the relevant period as a result of the temporary transfer of the 95% interest in the developer client, customer deposits made to the developer client and the sales agency agreement entered into between the Company and the developer client. The Company has not concluded its analysis under FIN 46(R) and the developer client does not have financial statements prepared in accordance with U.S. GAAP. As a result, the Company is currently unable to estimate the potential effect that consolidating the developer client’s financial statements would have on the Company’s consolidated financial statements and therefore cannot give assurance that such potential consolidation would not result in a material change in the Company’s consolidated financial statements for one or more quarterly or annual periods since 2006. Therefore, the results set forth in this press release are subject to change and the changes may be material.
In January 2007, in connection with the same primary real estate project, E-House Property Investment 1 (China) Limited (the “Property Investment Company”), an entity majority owned by two directors of the Company, contributed to the Company RMB10 million ($1.3 million) toward the RMB20 million customer deposit paid to the same developer client. The Property Investment Company is entitled to share with the Company on a 50/50 basis the profits generated from the primary real estate agency services the Company provided to the developer client. For the three months ended September 30, 2007, the Company recorded as cost of sales $1.1 million, representing the profit sharing portion payable to the Property Investment Company. The RMB10 million contributed by the Property Investment Company was fully repaid on August 30, 2007.
The accounting issue under review due to the events relating to the Property Investment Company is whether the Property Investment Company was a variable interest entity of the Company under FIN46 (R) and, if so, whether the Company should have consolidated the Property Investment Company’s financial statements with the Company’s financial statements for the relevant period primarily as a result of the above transactions. The Company has not concluded its analysis under FIN46 (R) and the Property Investment Company does not have financial statements prepared in accordance with U.S. GAAP. However, the Company expects that the potential consolidation of the Property Investment Company’s financial statements would not have a material effect on the Company’s consolidated financial statements.

Based on the information available to the Company, the Company does not expect the FIN 46R issue discussed above to affect the Company’s on going business performance.
Conference Call Information
E-House’s management will host an earnings conference call at 8 PM on November 15, 2007 U.S. Eastern Time (9 AM on November 16, 2007 Beijing/Hong Kong time)
Dial-in details for the earnings conference call are as follows:

US: Hong Kong:	+1-617-614-3450 +852-3002-1672
Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until November 21, 2007:

International:	+1-617-801-6888
Passcode: 20907696
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (NYSE: EJ) (“E-House”) is a leading real estate services company in China based on scope of services, brand recognition and geographical presence. Since its inception in 2000, E-House has experienced rapid growth and has become China’s largest real estate agency and consulting services company. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards and accolades for its innovation and quality, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to,” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s financial condition and results of operations for the third quarter and the first nine months of 2007, as well as strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about financial condition or results of operations for the third quarter and the first nine months of 2007, as well as E-House’s beliefs and expectations, are forward-looking statements are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results for the third quarter of 2007 and prior annual or quarterly periods to differ materially from those contained in this press release. Potential risks and uncertainties include, but are not limited to, the resolution of E-House’s analysis of accounting issues under FIN 46R as well as risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. E-House does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31, 2006	September 30, 2007
	(Audited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	24,306	178,850
Customer deposits	8,493	28,296
Unbilled accounts receivable	30,125	48,055
Accounts receivable, net	8,677	3,967
Properties held for sale	2,897	1,921
Prepaid expenses and other current assets	2,623	9,639
Amounts due from related parties	918	1,738
Total current assets	78,039	272,466
Property, plant and equipment, net	3,646	5,223
Intangible assets, net	3,750	3,127
Goodwill	2,227	2,316
Other non-current assets	1,768	4,458
Total assets	89,430	287,590
Current liabilities
Short-term borrowings	11,368	7,347
Accounts payable	1,259	1,812
Accrued payroll and welfare expenses	4,098	6,427
Income tax payable	7,017	11,112
Other tax payable	2,563	4,913
Amounts due to related parties	267	2,603
Other current liabilities	2,180	5,470
Total current liabilities	28,752	39,684
Deferred tax liabilities	1,152	802
Other non-current liabilities	—	200
Total liabilities	29,904	40,686
Minority interest	2,328	2,817
Commitments and contingencies

Mezzanine equity:
Series A redeemable convertible preferred shares ($0.001 par value): 22,727,272 authorized, issued and outstanding as of December 31, 2006 and converted to 13,157,895 ordinary shares upon completion of the IPO	24,828	—

SHAREHOLDER’S EQUITY:
Ordinary share ($0.001 par value): 50,000,000 and 1,000,000,000 shares authorized, 50,000,000 and 76,325,395 shares issued and outstanding, as of December 31, 2006 and September 30, 2007, respectively	50	76
Additional paid-in capital	18,399	208,637
Retained earnings	12,979	32,078
Accumulated other comprehensive income	942	3,296
Total shareholders’ equity	32,370	244,087
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	89,430	287,590

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007

Revenues:
Primary real estate agency services	5,508	25,697	14,159	58,998
Secondary real estate brokerage services	1,061	3,278	2,497	7,368
Real estate consulting and information services	1,227	1,661	4,809	4,301

	7,796	30,636	21,465	70,667
Cost of revenues	(2,107)	(8,429)	(5,738)	(15,313)
Selling, general and administrative expenses	(4,938)	(11,659)	(14,308)	(29,186)

Income from operations	751	10,548	1,419	26,168
Other income (expense):
Interest expenses	(150)	(151)	(392)	(500)
Interest income	75	1,028	158	1,155
Other income	—	523	140	523

Income before taxes and minority interest	676	11,948	1,325	27,346
Income tax expense	(161)	(3,160)	(315)	(7,233)
Minority interest	53	(252)	75	(814)

Net income	568	8,536	1,085	19,299

Earnings per share:
Basic	0.01	0.11	0.02	0.26
Diluted	0.01	0.11	0.02	0.26
Shares used in computation:
Basic	50,000,000	65,165,717	50,000,000	55,055,239
Diluted	72,727,272	75,274,247	65,488,215	73,653,943

Note 1:	Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares.

Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.5108 on September 30, 2007 and USD1 = RMB7.5652 for the three months ended September 30, 2007.

Note 3:	The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $200,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of January 1, 2007 was approximately $96,000, and the additional interest and penalties as of September 30, 2007 was immaterial.

Note 4	The results and balance sheet amounts are subject to change as a result of the FIN 46(R) issues under review and such changes may be material.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007

Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	370	1,449	984	2,731
Total value of new properties sold (millions of $)	338	1,363	933	2,591

CONTACTS
In China
Kate Kui
Director of Corporate Development and Investor Relations
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363